SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2017 (Report No. 3)

Commission File Number: 0-27466

NICE LTD.

(Translation of Registrant's Name into English)

13 Zarchin Street, P.O. Box 690, Ra'anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1 NICE Actimize Debuts Autonomous Financial Crime Management, Dated November 07, 2017.

99.2 NICE inContact CXone Agent Now Available on the Salesforce AppExchange, the World's Leading Enterprise Apps Marketplace, Dated November 08, 2017.

99.3 Chartis Category Winner: NICE Actimize Recognized as Financial Crime Risk Management Leader in the RiskTech100® Rankings for the Third Consecutive Year, Dated November 08, 2017.

99.4 NICE Announces Global Webinar Series that Empowers Organizations to Be First in the Market by Acting Smarter and Responding Faster, Dated November 09, 2017.

99.5 NICE Stands Out for its Technology Innovation, Receiving Four TMC Accolades for Delivering Customer Service-Enhancing Solutions, Dated November 14, 2017.

99.6 NICE Actimize Launches Innovative Trade Reconstruction Solution to Help FSOs Meet Regulatory Demands from MiFID II, MAR, Code of Conduct and Dodd-Frank, Dated November 15, 2017.

99.7 Plum Voice Joins NICE inContact DEVone Program to Provide Advanced IVR Technology to Contact Centers via CXexchange Marketplace, Dated November 16, 2017.

99.8 NICE Enhances Its Cognitive Robotic Automation with Advanced OCR Capabilities, Dated November 21, 2017.

99.9 NICE Empowers Garanti Bank to Improve Customer Service and Build Brand Loyalty with its Advanced Analytics Solution, November 27, 2017.

100.0 NICE Adaptive WFO Receives the Frost & Sullivan Award for Its Real-time Scheduling Solution, Dated November 28, 2017.

100.1 EPIC Connections Joins NICE inContact DEVone Program to Provide Performance Improvement Services to Contact Centers, Dated November 30, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE LTD.

By:	/s/ Yechiam Cohen
Name: Yechiam Cohen
Title: Corp. VP, General Counsel

Dated: December 5, 2017

EXHIBIT INDEX

99.1 NICE Actimize Debuts Autonomous Financial Crime Management, Dated November 07, 2017.

99.2 NICE inContact CXone Agent Now Available on the Salesforce AppExchange, the World's Leading Enterprise Apps Marketplace, Dated November 08, 2017.

99.3 Chartis Category Winner: NICE Actimize Recognized as Financial Crime Risk Management Leader in the RiskTech100® Rankings for the Third Consecutive Year, Dated November 08, 2017.

99.4 NICE Announces Global Webinar Series that Empowers Organizations to Be First in the Market by Acting Smarter and Responding Faster, Dated November 09, 2017.

99.5 NICE Stands Out for its Technology Innovation, Receiving Four TMC Accolades for Delivering Customer Service-Enhancing Solutions, Dated November 14, 2017.

99.6 NICE Actimize Launches Innovative Trade Reconstruction Solution to Help FSOs Meet Regulatory Demands from MiFID II, MAR, Code of Conduct and Dodd-Frank, Dated November 15, 2017.

99.7 Plum Voice Joins NICE inContact DEVone Program to Provide Advanced IVR Technology to Contact Centers via CXexchange Marketplace, Dated November 16, 2017.

99.8 NICE Enhances Its Cognitive Robotic Automation with Advanced OCR Capabilities, Dated November 21, 2017.

99.9 NICE Empowers Garanti Bank to Improve Customer Service and Build Brand Loyalty with its Advanced Analytics Solution, November 27, 2017.

100.0 NICE Adaptive WFO Receives the Frost & Sullivan Award for Its Real-time Scheduling Solution, Dated November 28, 2017.

100.1 EPIC Connections Joins NICE inContact DEVone Program to Provide Performance Improvement Services to Contact Centers, Dated November 30, 2017.